Exhibit 99.1

Outcome of Innate Pharma’s 2022 Annual General Meeting

Appointment of Dr Sally Bennett to the Supervisory Board

MARSEILLE, France--(BUSINESS WIRE)--May 20, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced the voting results of its shareholders at the Annual General Meeting (“AGM”), which took place on May 20, 2022, in Marseille. All resolutions were voted on in accordance with the Executive Board’s recommendations.

A total of 134 votes were cast out of a total of 32,598,725 shares giving right to 33,088,040 voting rights, representing a quorum of 40.88%.

The resolutions, the results of the votes and other documents relating to the AGM along with the AGM recording will be available in the Annual General Meeting 2022 section of the Company’s website.

The Company’s 2021 20-F is available on the Investors section of the website.

As part of the resolutions voted by shareholders, Dr Sally Bennett was appointed as new member of the Supervisory Board. She was appointed as a member of the Audit Committee during the Supervisory Board Meeting of May 20, 2022.

“We are very pleased to welcome Dr Sally Bennett as new Supervisory Board member of Innate Pharma,” said Hervé Brailly, Chairman of the Supervisory Board of Innate Pharma. “Her deep experience in finance and her extensive knowledge of healthcare and capital markets will be an asset to the Company. As Innate continues to execute on its strategy, we are committed to regularly evolve our Board's composition to ensure we have the right mix of skills and experience to advance our goals and reflect the diverse views of Innate's shareholders.”

Dr. Sally Bennett has over 20 years of experience in financial analysis and capital markets in the life sciences and biopharmaceutical industry. She is currently a senior member of the private investment team (part-time) at HealthCor, a large healthcare focused US based investment firm where she previously managed the public biopharmaceuticals investment portfolio and currently co-leads the funds more recent move into private investing. She is a member of the Institute of Directors (IoD) and has achieved CertIoD qualification. Dr. Bennett holds a Bachelor of Science in Anatomy and a Medical Degree, both with honors, from the University of Manchester.

Today, Mr Patrick Langlois decided to resign from its mandate of Supervisory Board member of Innate Pharma.

"Patrick has been a valued member of the Supervisory Board and we are grateful for his important contribution over the past twelve years. On behalf of the Supervisory Board, I would like to thank him for his commitment over the years and wish him all the best for the future,” said Hervé Brailly.

To date, the Supervisory Board of Innate Pharma is composed of:

  Hervé Brailly, Chairman
  Irina Staatz-Granzer, Vice-Chairman
  Sally Bennett
  Jean-Yves Blay
  Pascale Boissel
  Gilles Brisson
  Véronique Chabernaud
  Bpifrance Participations, represented by Olivier Martinez

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Investors and Media
Innate Pharma
Henry Wheeler
+33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

ATCG Press
Marie Puvieux (France)
+33 981 87 46 72
innate-pharma@atcg-partners.com